Summit Securities Group LLC

SEC # 8-68977
CRD # 159283

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

For The Year Ended December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Summit Securities Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Summit Securities Group LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Summit Securities Group LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Summit Securities Group LLC's auditor since 2024.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 16, 2026

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

Summit Securities Group LLC
Statement of Financial Condition
For the Year Ended December 31, 2025
(amounts in thousands)

Assets

Cash and cash equivalents	$ 16,991
Financial instruments owned, at fair value	693,411
Receivable from broker-dealers and clearing organizations	198,058
Other assets	1,468
Total Assets	**$ 909,928**

Liabilities and Equity
  Liabilities

Financial instruments sold, not yet purchased, at fair value	$ 818,778
Payable to broker dealers and clearing organizations	-
Due to related parties	2,547
Accounts payable and accrued liabilities	15,781
Total liabilities	**837,106**

  Equity

Members' equity	72,822
Total Liabilities and Equity	**$ 909,928**

The accompanying notes are an integral part of these financial statements.

Summit Securities Group LLC
Notes to Financial Statements
December 31, 2025

Organization and Description of Business

Summit Securities Group LLC (the "Company") is a Delaware-organized limited liability company. The Company's operating agreement grants the CEO sole authority to manage the Company's operations, including distributions and admitting new members. As a limited liability company, members' liabilities are limited to their capital account balances.

Founded in 2011 and headquartered in New York, the Company is a proprietary trading firm and broker-dealer registered with the U.S. Securities and Exchange Commission (SEC). The Company maintains memberships with most principal U.S. exchanges, including the New York Stock Exchange (NYSE), NASDAQ Stock Exchange, and CBOE Options Exchange (CBOE). The Company's designated self-regulatory organization is FINRA.

The Company is a wholly-owned subsidiary of Summit Securities Management LLC ("Summit Management"), a Delaware-registered management company headquartered in New York. Summit Management LLC, in turn, is a wholly-owned subsidiary of Summit Holdings LLC ("Summit Holdings"), a Delaware-registered holding company also headquartered in New York. Summit Securities Technologies LLC ("Summit Technologies") is a related entity under common control with the Company through Summit Management.

The Company does not execute or clear securities transactions for customers. Accordingly, the Company claims an exemption relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading.

Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU"). The financial statements are presented in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the period. Actual results may differ from estimated amounts.

Segment Reporting

The Company has evaluated the requirements of FASB ASC 280, Segment Reporting, as amended by FASB ASU 2023-07. The Company has identified its CEO as the chief operating decision maker (CODM). The Company's operations are comprised of various trading groups that engage in proprietary trading activities. These trading groups are not managed or segregated by distinct operating segments, as they share common resources, risk management, and operational infrastructure. Furthermore, the Company's chief operating decision maker makes decisions on a consolidated basis, rather than by individual trading groups. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. As a result, the Company has determined that it operates as a single reporting segment for purposes of FASB ASC 280, and therefore, the disclosure requirements of this standard do not apply.

Cash and Cash Equivalents

At December 31, 2025, the Company maintained cash in bank accounts that, at times, may exceed federally insured limits. The Company manages the risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Cash equivalents are defined as highly liquid investments with original maturities of three months or less when purchased. At December 31, 2025, the Company had no cash equivalents.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily include cash collateral deposited with clearing organizations, amounts due from clearing brokers, and amounts due from prime brokers related to the Company's trading activity and market making. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. Payables to broker-dealers and clearing organizations primarily represent payables related to amounts due for unsettled trades, amounts due to clearing organizations, and amounts due to clearing brokers.

Offsetting of Financial Assets and Liabilities

Financial assets and liabilities are offset and the net amount is reported on the statement of financial position, when there is a legally enforceable right to set off the recognized amount and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Summit Securities Group LLC
Notes to Financial Statements
December 31, 2025

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased, relate to market making and trading activities, and include listed equity securities, listed equity options and debt securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value. Gains and losses arising from financial instrument transactions are recorded on a trade-date basis in Trading revenue, net, on the Statement of Operations.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (block discounts) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2025, there were no transfers between levels in the fair value hierarchy.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Consistent with ASC 815, *Derivatives and Hedging* (ASC 815), the Company has made an accounting policy election to report the fair value fluctuations associated with derivative instruments in the same line as the hedged instrument. Therefore, gains or losses on these derivative instruments are recognized in Trading revenue on the Statement of Operations. Fair values of exchange-traded derivatives, primarily listed equity options, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met. Cash flows associated with such derivative activities are included in cash flows from operating activities on the Statement of Cash Flows. Refer to Note 4, *Derivative Instruments*, for further information related to the Company's derivative holdings.

Exchange Memberships

Exchange memberships include ownership interests in the exchanges that entitle the Company to certain trading privileges ("exchange memberships"). Exchange memberships are initially recorded at cost, and subsequently at cost less impairment. The Company reviews the carrying value compared to the fair value of exchange memberships on an annual basis to determine whether an impairment has occurred and on an interim basis when certain events occur, or certain circumstances exist. The Company's exchange memberships are recorded in Other assets on the Statement of Financial Condition. At December 31, 2025, management concluded that no impairment had occurred on any such exchange memberships.